DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (telephone)
                            303.988.6954 (facsimile)
                           email: ddalmy@earthlink.net



December 9, 2008

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director
      Douglas Brown, Staff Attorney

Re: Northern Explorations Ltd.
    Preliminary Proxy Statement on Schedule 14C
    File No. 333-125068
    Filed November 3, 2008

    Form 10-KSB for fiscal year ended March 31, 2008
    Filed June 24, 2008

To Whom It May Concern:

On behalf of Northern Explorations Ltd., a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated December 2, 2008 (the "SEC Letter") regarding Amendment No. 1 to the Form 10-KSB for fiscal year ended March 31, 2008 (the "Annual Report") and associated Preliminary Proxy Statement (the "Proxy Statement"). We have also attached the respective pages as amended for convenience of the SEC in its review.

Securities and Exchange Commission
Page Two
December 9, 2008



FORM 10-KSB FOR FISCAL YEAR ENDED MARCH 31, 2008

FINANCIAL DISCLOSURE CONTROLS AND PROCEDURES, PAGE 32

1.  In  accordance  with  the  staff's  comments,  we have  provided  additional
disclosure   regarding  the  framework   used  by  management  to  evaluate  the
effectiveness of the Company's internal control over financial reporting.

Thank you for your attention in this matter.

Sincerely,


/s/ Diane D. Dalmy
------------------------
Diane D. Dalmy